P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
[redacted]

Securities & Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~, 450 Fifth Street
Washington
D.C. 20549
USA

3011
3-2

03032078

82-2083

3 September 2003

Dear Sirs

EC INVESTIGATION

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

enc

dlw 9/16

P&O

News Release

3 September 2003

EUROPEAN COMMISSION INVESTIGATION

The European Commission today commenced an investigation into the provision of passenger and/or freight transport services (excluding by air) between the United Kingdom, Ireland and Continental Europe. The investigation, which is understood to have arisen from an informal complaint, concerns possible anti-competitive agreements and/or concerted practices contrary to Article 81 of the EC Treaty.

P&O falls within the scope of the investigation because of its ferries business and is fully cooperating with the Commission.

Further information: Peter Smith, Director, Communications and Strategy
Tel: 020 7930 4343

(ends)

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73